Divakar Gupta	VIA EDGAR
+1 212 479 6474
dgupta@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by LB Pharmaceuticals Inc

in connection with its Registration Statement on Form S-1 (File No. 333-289812)

September 3, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Torney

Mary Mast

Doris Stacey Gama

Laura Crotty

Re:	LB Pharmaceuticals Inc
Registration Statement on Form S-1
August 22, 2025
File No. 333-289812

Ladies and Gentlemen:

On behalf of LB Pharmaceuticals Inc (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 17, 2024 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 20, 2024 (the “DRS”), and which was subsequently updated by the Company with Amendment No. 1 to the DRS confidentially submitted with the Commission on June 24, 2024, Amendment No. 2 to the DRS confidentially submitted with the Commission on July 23, 2025 and the Registration Statement on Form S-1 publicly filed with the Commission on August 22, 2025 (Registration No. 333-289812) (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 7 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 7 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Cooley LLP  55 Hudson Yards  New York, NY  10001

T:+1 212 479 6000  f:+1 212 479 6275  cooley.com

U.S. Securities and Exchange Commission

September 3, 2025

Page Two

Staff Comment

Management’s Discussion and Analysis and Financial Condition and Results of Operations

Critical Accounting Estimates

Determination of the Fair Value of Common Stock, page 103

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response:

Preliminary Price Range

The Company respectfully advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the planned initial public offering (“IPO”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a reverse stock split of the Common Stock that the Company anticipates may be effected prior to the filing of, and reflected in, an amendment to the Registration Statement to be filed prior to the commencement of the Company’s road show (the “Reverse Stock Split”). The share and per share numbers in this letter are presented on a pre-Reverse Stock Split basis. This Preliminary Price Range implies a pre-money equity valuation for the Company of $[***] million to $[***] million.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry generally, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Leerink Partners LLC, Piper Sandler & Co. and Stifel, Nicolaus & Company, Incorporated, the representatives of the several underwriters for the IPO (the “Representatives”). The Company notes that, as is typical in initial public offerings, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology but was determined by discussions among the Company and the Representatives based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.

The Company will include a narrower bona fide price range of the Common Stock, as adjusted for the Reverse Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and, due to the volatility in the securities markets, in particular the volatility experienced in the market by recent initial public offering issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and Compliance & Disclosure Interpretation 134.04.

FOIA Confidential Treatment Requested by LB Pharmaceuticals Inc

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

September 3, 2025

Page Three

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the Company’s board of directors (the “Board”) has determined the estimated fair value of the Common Stock for purposes of granting equity awards, as of the date of each option grant, with input from management, considering (i) the Company’s most recent arm’s length sales of its redeemable convertible preferred stock, (ii) the most recent third-party valuation of its Common Stock, and (iii) the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:

•

the prices of the Company’s redeemable convertible preferred stock sold to outside investors in arm’s length transactions and the rights, preferences, and privileges of the Company’s redeemable convertible preferred stock as compared to those of the Common Stock, including liquidation and redemption preferences of the Company’s redeemable convertible preferred stock;

•

the progress of the Company’s research and development programs, including the status and results of clinical trials for LB-102, the Company’s lead product candidate, and progress of the Company’s development and manufacturing processes;

•	the Company’s stage of development and business strategy, and material risks related to the Company’s business;

•	the hiring of key personnel and management;

•	external market conditions affecting the biopharmaceutical industry, and trends within the biopharmaceutical industry;

•	the Company’s financial position, including cash on hand, and historical and forecasted performance and results of operations;

•	the lack of an active public market for the Common Stock and the Company’s redeemable convertible preferred stock;

•	the likelihood of achieving a liquidity event for the holders of Common Stock, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	the achievement of enterprise milestones, including entering into collaboration and license agreements;

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry; and

•	the economy in general.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

FOIA Confidential Treatment Requested by LB Pharmaceuticals Inc

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

September 3, 2025

Page Four

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Current Value Method (“CVM”). The CVM estimates the fair market value of the enterprise by subtracting the liquidation preference of any preferred stock considering all rights and assumed conversion behavior associated with those shares.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the Common Stock using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of Common Stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s redeemable convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the Common Stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Common Stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.

To support the Board in determining the estimated fair value of the Common Stock as the Company sought to obtain better visibility into the timing of the potential IPO, but accounting for uncertainty around the Company’s value should the IPO not occur, the Hybrid Method was utilized for the independent third party valuation of the Common Stock as of September 30, 2024 (the “September 2024 Valuation”). The OPM and Hybrid Method are commonly used in these situations, and such use is consistent with guidance from the Practice Aid. In the Company’s case, the Hybrid Method incorporated two scenarios: (1) a stay private scenario where the allocation of total equity value was performed using the OPM and (2) an IPO scenario where all outstanding shares of the Company’s redeemable convertible preferred stock were assumed to be mandatorily converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates was made in each of the sale and IPO scenario to account for the lack of liquidity. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the most recent valuation report as well as other pertinent information available to it at the time of the grant.

FOIA Confidential Treatment Requested by LB Pharmaceuticals Inc

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

September 3, 2025

Page Five

Common Stock Valuations and Stock Option Grants

The Company granted the following stock option awards since July 1, 2024, which remained outstanding as of the date hereof:

Date of Grant	Numbers of Shares Subject to Stock Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date
November 18, 2024	4,935,000	$1.50	$	[	***]
January 7, 2025	219,138	$1.50	$	[	***]
February 11, 2025	1,000,000	$1.50	$	[	***]

September 2024 Valuation—November 18, 2024, January 7, 2025 and February 11, 2025 Stock Option Grants

On November 18, 2024, the Company granted stock options to purchase a total of 4,935,000 shares of Common Stock at an exercise price of $1.50 per share. The Board determined the fair value of the Common Stock at the time of the grant to be $[***] per share based on a number of factors, including the September 2024 Valuation.

On January 7, 2025, the Company granted stock options to purchase a total of 219,138 shares of Common Stock at an exercise price of $1.50 per share. The Board determined the fair value of the Common Stock at the time of the grant to be $[***] per share based on a number of factors, including the September 2024 Valuation.

On February 11, 2025, the Company granted stock options to purchase a total of 1,000,000 shares of Common Stock at an exercise price of $1.50 per share. The Board determined the fair value of the Common Stock at the time of the grant to be $[***] per share based on a number of factors, including the September 2024 Valuation.

For the September 2024 Valuation, the total equity value was considered and adjusted for the changes in the market environment using a combination of the cost-based approach and market-based approach. Based on an analysis of the market, the selected guideline public companies suggested a [***]% decrease (based on mean and median) in the enterprise value since the prior valuation. The observed market change was applied to the June 30, 2024 enterprise value to arrive at an adjusted enterprise value of approximately $[***] million. Further, the total productive expenses incurred by the Company since June 30, 2024, through the valuation date, was approximately $[***] million. The Company also factored in a [***]% return on the productive expenses considering that it had completed its Phase 2 trials and was awaiting trial results.

FOIA Confidential Treatment Requested by LB Pharmaceuticals Inc

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

September 3, 2025

Page Six

In addition, appropriate adjustments to recognize the lack of marketability were also made and a [***]% DLOM was selected for Common Stock based on indications from Black-Scholes Protective Put Option Analysis, Asian Put Option Analysis, and Finnerty Put Option Analysis. Under the September 2024 Valuation, the concluded enterprise value as of the valuation date was estimated at approximately $[***] million, and the equity value was subsequently estimated at approximately $[***] million as of the valuation date after adjusting for existing cash and debt.

September 3, 2025 Stock Option Grants

On September 3, 2025, the Company granted stock options to (i) current executive officers and employees, effective upon the pricing of the IPO, to purchase a number of shares of common stock such that their beneficial ownership of the Company’s total outstanding shares of capital stock as of the pricing date of the IPO, on a fully diluted basis after giving effect to the IPO, will be equal to approximately 7.10% and 0.50%, respectively, and (ii) non-employee directors who will serve on the Company’s board, effective upon the pricing of the IPO, to purchase a number of shares that will be equal to 0.70% of the Company’s total outstanding shares of capital stock as of the pricing date of the IPO after giving effect to the IPO. These options will have an exercise price equal to the IPO price. Given the proximity of the grant to the proposed IPO effective date, the Board determined the fair value of the Common Stock underlying the option grant to be equal to the IPO price.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the Valuations and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair values of its Common Stock using the September 2024 Valuation, which was $[***] per share and the midpoint of the Preliminary Price Range, which is $[***] per share, is the result of the collective effect of the following key factors, among others:

•

The Hybrid Method used by the Company to determine the estimated fair value reflects the potential that the Company might remain a privately held company, which inherently decreases the estimated fair value per share of the Company’s Common Stock due to the combination of (i) the expected business equity value in the non-IPO scenario that was significantly lower than in the IPO scenario, (ii) the discounting to present value and (iii) the application of a DLOM. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a DLOM, as an active trading market for the Company’s Common Stock will exist following the IPO.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives are based on the current market environment and the supply and demand for such investment opportunities in the marketplace, including the lack of life sciences initial public offerings in 2025 largely due to macroeconomic challenges and regulatory uncertainty.

•

The Company confidentially submitted its draft Registration Statement to the Commission on May 20, 2024. The Company made additional progress in its planned IPO, including holding testing-the-waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”), and receiving feedback from the underwriters regarding potential demand from new and existing investors for an initial public offering during the third quarter of 2024. Based on that process, the Company paused its efforts to pursue the IPO in 2024 and later resumed it in July 2025 when the Company confidentially submitted Amendment No. 2 to the draft Registration Statement with the Commission on July 23, 2025. The Company then publicly filed the Registration Statement with the Commission on August 22, 2025.

FOIA Confidential Treatment Requested by LB Pharmaceuticals Inc

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

September 3, 2025

Page Seven

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company would be able to complete the IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair values of Common Stock as determined by the Board were reasonable when determined and are higher than the Company’s and the Representatives’ estimates of the Preliminary Price Range.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since July 1, 2024, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

* *  *

FOIA Confidential Treatment Requested by LB Pharmaceuticals Inc

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com

U.S. Securities and Exchange Commission

September 3, 2025

Page Eight

Please contact me at (212) 479-6474 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

/s/ Divakar Gupta
Divakar Gupta
Cooley LLP

cc:	Heather Turner, LB Pharmaceuticals Inc

Gad Soffer, LB Pharmaceuticals Inc

Marc Panoff, LB Pharmaceuticals Inc

Marc Recht, Cooley LLP

Brandon Fenn, Cooley LLP

Minkyu Park, Cooley LLP

William C. Hicks, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John T. Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Alok A. Choksi, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Samantha M. Silver, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

FOIA Confidential Treatment Requested by LB Pharmaceuticals Inc

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.

Cooley LLP 55 Hudson Yards New York, NY 10001

T:+1 212 479 6000 f:+1 212 479 6275 cooley.com